News Release

May 30, 2005	SVU: TSX-V

SPUR VENTURES 2005 FIRST QUARTER UPDATE

Vancouver, BC, Canada – Spur Ventures Inc. (TSX Venture - SVU, NASDAQ OTC BB - SPVEF) today announced the results of first quarter ended March 31, 2005. More information can be found in the unaudited financial statements and the related notes for the quarter ended March 31, 2005 and the management discussion and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the Company’s website.

During the quarter ended March 31, 2005, the Company completed the construction and commissioning of a 60,000 tonne per annum phosphoric acid plant at Yichang Spur Chemicals (YSC) to reduce its dependency on purchased phosphoric acid and set a new monthly production record of 4,500 mt in March, which allowed it to meet the fertilizer demand in the planting season.

YSC achieved its first profitable quarter in the plant’s history.

Sales reached $2,116,867 in the first quarter of 2005, compared to no sales in the same period of 2004, which was prior to the YSC acquisition. Production was strong, reaching 5,962 metric tonnes. The YSC plant was able to increase production in March to 4,500 mt to overcome poor January and February production which was caused by the lack of raw material and electrical disruptions.

The first quarter loss on a consolidated Spur level was $363,767, compared to $270,031 in the first quarter 2004, primarily due to $227,803 in non-cash stock-based compensation expenses during the period in accordance with new Stock Based Compensation Accounting Standards. The Earnings per Share (EPS) in the first quarter of 2005 was -$0.01, the same as in the first quarter of 2004. Other expenses increased mainly due to the operation of YSC since the date of acquisition and the engagement of additional officers and directors as the Company expands towards its strategic objectives. The Company’s earnings from interest income increased to $58,475 in the first quarter of 2005 from $13,340 in the same period of 2004.

Working capital, which is inventory plus accounts receivable minus account payables and customer advances, was $526,528. The Company manages its working capital by selling to customers on a cash basis prior to delivery and negotiating better payment terms with

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

May 30, 2005

major suppliers while maintaining the proper inventory levels to meet market conditions in anticipation of seasonal fertilizer sales.

Spur Ventures Inc. will be the leading foreign-owned fertilizer company in China by partnering with local Chinese firms to fully integrate raw materials supplies with production and marketing.

For further information, please contact Robert Rennie or Robert G. Atkinson at 604-689-5564 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be "forward-looking statements" regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com